UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
              FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(a)

                           VERIDIUM CORPORATION
          --------------------------------------------------------
                             (Name of Issuer)

                      COMMON STOCK, $.001 PAR VALUE
          --------------------------------------------------------
                      (Title of Class of Securities)

                                92342S102
                        -----------------------
                              (CUSIP Number)

                              Kevin Kreisler
                          GreenShift Corporation
                       111 Howard Street, Suite 108
                          Mt. Arlington, NJ 07856
                              (973) 398-8183
          --------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            December 29, 2004
                           -------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               -----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342S102                                         Page 2 of 4 Pages

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1.  Name of Reporting Person

    GreenShift Corporation

    I.R.S. Identification Number of Above Person

    20-1934648
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2.  Check The Appropriate Box if a Member of a Group

    (a)   [ ]
    (b)   [ ]
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3.  SEC Use Only

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4.  Source of Funds

    OO
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5.  Check Box if Disclosure of Legal Proceeding SIS Required Pursuant to

    Item 2(D) Or 2(E)  [ ]
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6.  Citizenship or Place of Organization

    Delaware
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Number of Shares                7.  Sole Voting Power
Beneficially
Owned By Each                       4,505,738
Reporting Person                    -----------------------------------------
With                            8.  Shared Voting Power

                                    None
                                    -----------------------------------------
                                9.  Sole Dispositive Power

                                    4,505,738
                                    -----------------------------------------
                               10.  Shared Dispositive Power

                                    None
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11. Aggregate Amount Beneficially Owned By Each Reporting Person

    4,505,738
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
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13. Percent of Class Represented By Amount In Row (11)

     13.8%
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14. Type of Reporting Person

     CO
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CUSIP No. 92342S102                                               Page 3 of 4

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ITEM 1.  SECURITY AND ISSUER.

     Common Stock, $.001 par value

     Veridium Corporation
     1 Jasper Street
     Paterson, NJ 07522

ITEM 2.  IDENTITY AND BACKGROUND.

	Name:  GreenShift Corporation
	State of Organization:  Delaware
	Principal Business:  Environmental services
        Address of Principal Business:  111 Howard Street, Suite 108, Mt.
         Arlington, NJ 07856
        Address of Principal Office:  111 Howard Street, Suite 108, Mt.
         Arlington, NJ 07856

The following individual is the only control person of GreenShift Corporation:

     (a) Name: Kevin Kreisler
     (b) Business address: c/o Veridium Corporation, 1 Jasper Street, Paterson NJ 07522
     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
         Chief Executive Officer
         Veridium Corporation
         1 Jasper Street, Paterson NJ 07522
     (d) Criminal convictions during past five years: None
     (e) Civil Injunctions during past five years: None
     (f) Citizenship: U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     3,005,738 of the shares were transferred to GreenShift Corporation by Viridis Capital, LLC as a contribution to capital. Kevin Kreisler is the sole owner of both Viridis Capital, LLC and GreenShift Corporation.

     1,500,000 of the shares were purchased from the issuer for $135,000. The funds were obtained by the sale to Cornell Capital Partners, LP of a $2,000,000 convertible debenture issued by GreenShift Corporation.



=============================================================================
CUSIP No. 92342S102                                               Page 4 of 4

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ITEM 4.  PURPOSE OF TRANSACTION

     The transfer of 3,005,738 shares from Viridis Capital to GreenShift Corporation was made in order to consolidate Mr. Kreisler's beneficial shareholdings in both GreenWorks Corporation and Veridium Corporation into one entity, which immediately pledged the securities (together with the 1,500,000 shares purchased from Veridium) to secure its obligations under the convertible debenture.

     The purchase of 1,500,000 shares was made in conjunction with a purchase of Series C Preferred Stock from Veridium for a total purchase price of $1,500,000. The purpose of the purchase was investment.

     GreenShift intends to utilize up to $500,000 from the proceeds of the convertible debenture to purchase additional Veridium common stock on the public market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 10 on the cover page of this filing are incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     GreenShift has pledged the securities to secure its obligations to Cornell Capital Partners, LP under a $2,000,000 convertible debenture.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Convertible Debenture dated December 29, 2004 issued to Cornell Capital Partners, LP.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2005

                                          /s/ Kevin Kreisler
                                          --------------------------------
                                          Name: Kevin Kreisler, President